FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“USDA approves Agrisure® Duracade™ corn rootworm trait”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, February 28, 2013

USDA approves Agrisure® Duracade™ corn rootworm trait

•	Approval sets new standard for corn rootworm control
•	Unrivalled dual mode of action when combined with Agrisure® RW
•	Fourth proprietary corn trait introduction in six years
•	Confirms leading biotech innovation

Syngenta announced today that the United States Department of Agriculture (USDA) has fully deregulated Agrisure® DuracadeTM, enabling launch in the US for the 2014 planting season.

Agrisure Duracade expresses a unique protein to control corn rootworm. It has a different mode of action to Syngenta’s existing Agrisure® RW trait. When combined these traits provide unmatched insect control: USDA data show a tenfold reduction in Western corn rootworm beetle emergence and superior performance against all comparable traits.

Syngenta Chief Operating Officer, Davor Pisk, said: “This is the fourth introduction of a proprietary corn trait in the past six years, demonstrating our ability rapidly to deliver ground-breaking innovations to growers. The technology will be available at a time when insect resistance is a rising challenge. Its proven dual mode of action will be indispensable for the effective management of corn pests and will raise farm productivity.”

Agrisure Duracade enhances Syngenta’s leading corn insect control portfolio, which includes seed treatments and insecticides as well as traits. It will also be used to create convenient and effective refuge-in-a-bag solutions for corn rootworm control featuring two new trait stacks: Agrisure Duracade 5122 and Agrisure Duracade 5222.

Hybrid seeds containing Agrisure Duracade will be available for the 2014 season.

Syngenta is one of the world’s leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta — February 28, 2013 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta — February 28, 2013 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 28, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration